UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Under the Securities Exchange Act of 1934

(Amendment No. ______)*

UTAH URANIUM CORP.

(Name of Issuer)

Common

(Title of Class of Securities)

917569 105

(CUSIP Number)

James Zaniol

789 West Pender Street

Suite 1128

Vancouver, BC V6C 1H2

(604) 669-9330

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 6, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (11-03)

CUSIP No. 917569 105

1. Names of Reporting Persons. James Zaniol

2. I.R.S. Identification Nos. of above persons (entities only).

    Check the Appropriate Box if a Member of a Group (See Instructions)

a. ....................................................................................................................................

b. ....................................................................................................................................

3. SEC Use Only ........................................................................................................................

4. Source of Funds (See Instructions) ....................................................................................PF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ........

6. Citizenship or Place of Organization ......................................................................Canadian

7. Sole Voting Power	2,100,000
8. Shared Voting Power
9. Sole Dispositive Power	2,100,000
10. Shared Dispositive Power

11. Aggregate Amount Beneficially Owned by Each Reporting Person .....................2,100,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13. Percent of Class Represented by Amount in Row (11). . . . . . . . . . . . . . . . . . . . . . . . .5.9%

14. Type of Reporting Person (See Instructions). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . IN

Item 1. Security and Issuer

Utah Uranium Corp., common stock par value $0.0001.

Suite 1128

789 West Pender Street

Vancouver, BC V6C 1H2

Item 2. Identity and Background

(a)	Name; James Zaniol
(b)	Residence or business address; 789 West Pender Street Suite 1128 Vancouver, BC, V6C 1H2
(c)	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;
(d)	Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case;

N/A

(e)	Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order; and

N/A

(f)	Citizenship. Canadian

Item 3. Source and Amount of Funds or Other Consideration

Personal Funds

Item 4. Purpose of Transaction

Investment

Item 5. Interest in Securities of the Issuer

(a) State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act;

2,100,000 5.9%

(b) For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared;

2,100,000

(c) Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D (Section 240.13d-191), whichever is less, by the persons named in response to paragraph (a).

N/A

(d) If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

N/A

(e) If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None

Item 7. Material to Be Filed as Exhibits

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:         July 4, 2007

Signature:     /s/ James Zaniol

Name:     James Zaniol

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)